UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

PRO-PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

74267T109

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 74267T109	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James C. Czirr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 4,742,268
6 SHARED VOTING POWER 36,400
7 SOLE DISPOSITIVE POWER 4,742,268
8 SHARED DISPOSITIVE POWER 36,400

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,778,668
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 74267T109	Page 3 of 5

The Statement on Schedule 13G, dated January 16, 2002, filed by James C. Czirr, as amended by Amendment No. 1, dated February 7, 2003, Amendment No. 2, dated February 11, 2004, Amendment No. 3, dated August 23, 2004, and Amendment No. 4, dated February 10, 2005 is hereby amended and restated in its entirety to read as follows:

Item 1(a).	Name of Issuer:

Pro-Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

189 Wells Avenue Newton, MA 02459

Item 2(a).	Name of Person Filing:

James C. Czirr

Item 2(b).	Address of Principal Business Office or, if None, Residence:

425 Janish Drive Sandpoint, ID 83864

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 par value

Item 2(e).	CUSIP Number:

74267T109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

CUSIP No. 74267T109	Page 4 of 5

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,778,668

(b) Percent of class: 17.5**

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 4,742,268

(ii) Shared power to vote or to direct the vote: 36,400*

(iii) Sole power to dispose or to direct the disposition of: 4,742,268

(iv) Shared power to dispose or to direct the disposition of: 36,400*

*       Shares owned by minor children of Mr. Czirr, as to which Mr. Czirr disclaims beneficial ownership.

**     Based on 27,315,411 shares outstanding as of December 31, 2005.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

CUSIP No. 74267T109	Page 5 of 5

Item 10.	Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2006	/s/ JAMES C. CZIRR
James C. Czirr